FEDERAL INSURANCE COMPANY

Endorsement No.: 10

Bond Number: 82210769

NAME OF ASSURED: SALIENT REGISTERED FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD: from 12:01 a.m. on April 30, 2017
to	12:01 a.m. on October 31, 2018

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 19, 2018	By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

SALIENT MF TRUST FORWARD FUNDS

Secretary’s Certificate

I, Jeremy Radcliffe, being the duly appointed Secretary of Salient MF Trust and Forward Funds (each a “Trust” and, together, the “Trusts”), each a Delaware statutory trust, do hereby certify that the following is a true and correct copy of the resolutions unanimously approved by the Boards of Trustees of the Trusts (together, the “Board”), including those Trustees who are not interested persons of the Trusts as defined under the Investment Company Act of 1940, as amended (the “1940 Act”), at an in person joint meeting of the Board held on April 18, 2018, at which meeting a quorum was at all times present and acting. I do hereby also certify that such resolutions have not been rescinded, amended or modified and on the date hereof are in full force and effect:

Approval of Insurance Coverage Renewals and Related Joint Agreements

Joint Fidelity Bond and Joint Bond Agreement

RESOLVED:	That the joint fidelity bond (“Fidelity Bond”), issued by Federal Insurance Company, covering each Trustee, Director, officer and employee of the Forward Funds and the Salient MF Trust (each a “Trust,” together, the “Trusts”), Salient Midstream & MLP Fund (“SMM”), and the Salient Private Access Master Fund, L.P. (“SPAF”) and The Endowment PMF Master Fund, L.P., (“PMF”) (SPAF and PMF together, the “Partnerships”), including any Feeder Funds of the Partnerships (the Trusts, SMM, and Partnerships together, the “Registered Products”), against larceny and embezzlement, in the amount of $5,500,000 for a six-month term period ending October 31, 2018 and in the proposed form presented at the Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to, (i) the expected value of the aggregate assets of the Trusts to which any officer or employee of the Trusts may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets and (iii) the nature of the securities in the Trusts’ portfolios, be, and it hereby is, approved; and be it further

RESOLVED:	That the portion of the premium for the Fidelity Bond to be paid by each Trust, after consideration of all factors deemed relevant by the Board, including, but limited to, (i) the number of other parties named as insureds, (ii) the nature of the business activities of such other parties, (iii) the amount of the Fidelity Bond, (iv) the amount of the premium for such Fidelity Bond, (v) the ratable allocation of the premium among all parties named as insureds and (vi) the extent to which the share of the premium allocated to each Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, approved; and be it further

RESOLVED:	That the appropriate officers of the Trusts be, and each of hereby is, authorized to increase the amount of the Fidelity Bond coverage from time to time to ensure adequate coverage based upon the value of each Trust’s assets and to enable the Trusts to remain in compliance with the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules promulgated thereunder; and be it further

RESOLVED:	That the continuation of the Joint Insured Bond Agreement among the Trusts and the other Registered Products (the “Bond Agreement”) as listed in Schedule A to the Bond Agreement, in substantially the form presented at the Meeting, providing in substance that, in the event recovery is received under the Fidelity Bond as a result of a loss sustained by a Trust and any one or more other named insureds, each Trust shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act, be, and it hereby is approved; and be it further

RESOLVED:	That the appropriate officers of the Trusts be, and each of them hereby is, authorized to execute and deliver said Fidelity Bond in substantially the form discussed at the Meeting; and be it further

RESOLVED:	That the appropriate officers of the Trusts be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Trusts and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 4th day of May, 2018.

/s/ Jeremy L. Radcliffe
Jeremy L. Radcliffe
Secretary of Salient MF Trust and Forward Funds

JOINT PROFESSIONAL LIABILITY INSURANCE AGREEMENT

This Agreement is made as of April 18, 2018 by and among each entity that has executed this Agreement, as listed on Schedule A hereto (each a “Fund” and collectively, the “Funds”).

WHEREAS, the Board Members of the Funds (each, a “Board” and collectively, the “Boards”) have determined that participation in a joint professional liability insurance policy providing coverage against professional and managerial civil liability is in the best interests of such Funds;

WHEREAS, the Funds are named as insured persons effective April 30, 2018 under the Professional Liability Insurance Policy (“Insurance Policy”) issued by Axis Surplus Insurance Company, et al, or an affiliate (the “Insurer”);

WHEREAS, the Boards satisfy the fund governance standards defined in Rule 0-1(a)(7) under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Funds desire to establish criteria by which premiums and recoveries under the Insurance Policy shall be allocated among parties in compliance with Rule 17d-1(d)(7) under the 1940 Act;

NOW THEREFORE, it is hereby agreed as follows:

1. The premium for the Insurance Policy shall be allocated to each Fund based upon its proportionate share of the sum of the premiums that would have been paid if such Insurance Policy were purchased separately by each Fund.

2. In the event that the claims of loss of two or more Funds under the Insurance Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, each Fund shall receive a proportionate share of the sum of the recovery that would have been received if such Insurance Policy coverage were purchased separately by each Fund.

3. The Insurance Policy shall not exclude coverage for bona fide claims made against any Board Member who is not an “interested person” (as such term is defined in the 1940 Act) of the Funds (an “Independent Board Member”), or against any Fund if such Fund is a co-defendant in the claim with the Independent Board Member, by another person insured under the Insurance Policy.

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4. Each Board, including a majority of the Independent Board Members, shall determine no less frequently than annually that the Insurance Policy is in the best interests of the Funds and that the standards in paragraphs (1) and (2) above have been satisfied.

5. The obligations of each Fund under this Agreement are not binding upon any of the Board Members of the Funds or any Fund investors individually, but bind only the assets of such Fund.

6. This Agreement may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

SALIENT PRIVATE ACCESS MASTER FUND, L.P.

SALIENT PRIVATE ACCESS REGISTERED FUND, L.P.

SALIENT PRIVATE ACCESS TEI FUND, L.P.

SALIENT PRIVATE ACCESS (OFFSHORE) TEI FUND, LTD.

SALIENT PRIVATE ACCESS INSTITUTIONAL FUND, L.P.

SALIENT PRIVATE ACCESS (OFFSHORE) FUND, LTD.

SALIENT PRIVATE ACCESS (DOMESTIC) FUND, L.P.

SALIENT PRIVATE ACCESS (EXEMPT) FUND II, L.P.

SALIENT PRIVATE ACCESS (DOMESTIC QP) FUND, L.P.

SALIENT PRIVATE ACCESS (INTERNATIONAL) FUND, LTD.

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Co-Principal Executive Officer

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THE ENDOWMENT PMF MASTER FUND, L.P.
PMF FUND, L.P
PMF INTERNATIONAL FUND, LTD.
PMF TEI FUND, L.P
PMF TEI (OFFSHORE) FUND, LTD.

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Co-Principal Executive Officer

SALIENT MIDSTREAM & MLP FUND

By:	/s/ Jeremy Radcliffe
Name:	Jeremy Radcliffe
Title:	Secretary

SALIENT MF TRUST

By:	/s/ Jeremy Radcliffe
Name:	Jeremy Radcliffe
Title:	Secretary

FORWARD FUNDS

By:	/s/ Jeremy Radcliffe
Name:	Jeremy Radcliffe
Title:	Secretary

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SCHEDULE A

1. Salient Private Access Master Fund, L.P.

2. Salient Private Access Registered Fund, L.P.

3. Salient Private Access TEI Fund, L.P.

4. Salient Private Access (Offshore) TEI Fund, Ltd.

5. Salient Private Access Institutional Fund, L.P.

6. Salient Private Access (Offshore) Fund, Ltd.

7. Salient Private Access (Domestic) Fund, L.P.

8. Salient Private Access (Exempt) Fund II, L.P.

9. Salient Private Access (Domestic QP) Fund, L.P.

10. Salient Private Access (International) Fund, Ltd.

11. Salient Private Access Institutional TEI Fund W, L.P. – Closed on 7/1/16

12. Salient Private Access Institutional TEI Fund W, Ltd. – Closed on 7/1/16

13. The Endowment PMF Master Fund, L.P.

14. PMF Fund, L.P.

15. PMF International Fund, Ltd.

16. PMF TEI Fund, L.P.

17. PMF TEI (Offshore) Fund, Ltd.

18. Salient Midstream & MLP Fund (SMM)

19. Salient Midstream & MLP Fund, Inc. – Closed on 9/30/16

20. Salient MF Trust

Salient Adaptive Growth Fund

Salient Adaptive Growth Offshore Fund Ltd. (Cayman Sub)

Salient MLP & Energy Infrastructure Fund

Salient Tactical Plus Fund

Salient Trend Fund

Salient Trend Offshore Fund Ltd. (Cayman Sub)

Salient Alternative Beta Fund – Closed October 2015

Salient Alternative Beta Offshore Fund, Ltd. (Cayman Sub) – Closed October 2015

Salient MLP Fund – Closed November 2015

Salient Global Equity Fund – Closed November 2015

21. Salient Alternative Strategies Master Fund (f/k/a Salient Absolute Return Master Fund) – Closed on 6/30/16

Salient Alternative Strategies I Fund (f/k/a Salient Absolute Return Institutional Fund) – Closed on 6/30/16

Salient Absolute Return Private Fund (Delaware), LLC – Closed on 6/30/16

Salient Absolute Return Institutional Fund (Delaware), LLC – Closed on 6/30/16

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22. Forward Funds

Salient Adaptive Balanced Fund

Salient Adaptive Income Fund

Salient Adaptive US Equity Fund

Salient EM Infrastructure Fund

Salient International Dividend Signal Fund

Salient International Real Estate Fund

Salient International Small Cap Fund

Salient Real Estate Fund

Salient Select Income Fund

Salient Select Opportunity Fund

Salient Select Opportunity (Cayman) Fund Ltd.

Salient Tactical Growth Fund

Salient Tactical Muni & Credit Fund

Salient Tactical Real Estate Fund

Salient US Dividend Signal Fund

Salient EM Corporate Debt Fund – Closed on 2/28/17

Salient EM Dividend Signal Fund – Closed on 2/28/17

Salient High Yield Fund – Closed on 2/28/17

Salient Commodity Long/Short Strategy Fund – Closed on 12/12/16

Salient Commodity Long/Short Strategy (Cayman) Fund Ltd. – Closed on 12/12/16

Salient Frontier Strategy Fund – Closed on 12/12/16

Salient Investment Grade Fund – Closed on 12/12/16

Forward Balanced Allocation – Merged/Closed on 01/22/16

Forward Global Dividend Fund—Closed on 11/17/15

Forward Growth & Income Allocation Fund – Merged/Closed on 01/22/16

Forward Income & Growth Allocation Fund – Closed on 08/12/15

Forward Multi-Strategy Fund – Merged/Closed on 01/22/16

Forward Select EM Dividend Fund – Closed on 12/15/15

Forward Small Cap Equity Fund – Closed on 08/12/15

Forward Tactical Enhanced Fund – Closed on 12/23/15

Forward U.S. Government Money Fund – Closed on 08/26/15

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